Mail Stop 3561

July 3, 2006

David Mladen
President
Gift Liquidators, Inc.
270 Laurel Street, 1st Floor
Hartford, CT 06105

> **RE: Gift Liquidators, Inc.**
> **Item 4.01 Form 8-K filed June 30, 2006**
> **File No. 0-50675**

Dear Mr. Mladen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Please provide us with a copy of the correspondence in which your former auditors advised you of certain material weaknesses in your internal controls. If they did not provide this information in writing please advise us of this fact.

2. Please advise us, and revise the filing to better explain the nature of the material weaknesses. Tell us what, if any, adjustments were required in the fourth quarter as a result of the material weaknesses. Also, please tell us why you believe the adjustments relate to the fourth quarter, and not prior quarters. It may be appropriate and helpful to update the document with the status of remediation efforts. Please advise and revise as appropriate.

3. We note that you have not disclosed information with respect to the engagement of a new auditor. Please file a new Form 8-K when you have engaged new auditors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your Form 8-K and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the information and the representations requested above and file your response to these comments as an EDGAR correspondence file. Any revised filing should include an updated letter from your former accountants.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,

Michael Moran
Branch Chief